Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(NYSE Trading Symbol: BABA;

Hong Kong Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “General Meeting”) of Alibaba Group Holding Limited (the “Company” or “we”) will be held virtually by electronic means on August 22, 2024 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time.

Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date are cordially invited to attend the General Meeting through accessing the Ordinary Shares Virtual Meeting (as defined below) or send their proxy forms or voting instructions in advance.

Holders of American depositary shares (“ADSs”), with each ADS representing eight Ordinary Shares, as of the ADS Record Date (as defined below), are not entitled to attend the General Meeting, but are cordially invited to attend the ADS Virtual Meeting (as defined below), and should instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by their ADSs, as described below.

The General Meeting will be held virtually by electronic means. There will be separate live webcasts of the General Meeting for holders of Ordinary Shares (the “Ordinary Shares Virtual Meeting”) and for holders of ADSs (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”). Details of the arrangements for the Virtual Meetings are set out in the proxy statement (which proxy statement is hereby incorporated into this notice by reference).

You can review and download this meeting notice, the proxy statement and the proxy form at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com. Unless otherwise defined herein, capitalized terms used in this meeting notice shall have the same meanings as those defined in the proxy statement.

Please see below for further details and instructions on sending your proxy forms or voting instructions, and accessing and attending the Virtual Meetings.

AGENDA

The General Meeting will be held for the following purposes:

•	To consider and, if thought fit, pass the following resolutions:

By Special Resolution:

Proposal 1:	to amend and restate the Company’s Memorandum and Articles of Association. The full text of the amended and restated Memorandum and Articles of Association is set out in Exhibit A to the proxy statement.

By Ordinary Resolutions:

Proposal 2:	to grant a general mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Treasury Shares) during the Issuance Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution. Any additional Ordinary Shares to be issued or allotted pursuant to this mandate shall not be at a discount of more than 10% to the Benchmarked Price as detailed in the proxy statement.

Proposal 3:	to grant a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) of the Company during the Repurchase Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution (the “Share Repurchase Mandate”). An explanatory statement regarding the Share Repurchase Mandate is set out in Exhibit B to the proxy statement.

Proposal 4:	to adopt the 2024 Equity Incentive Plan of the Company and the Service Provider Sub-limit referred thereto. A summary of the 2024 Equity Incentive Plan is set out in Exhibit C to the proxy statement.

Proposal 5:	to elect each of Joseph C. TSAI, J. Michael EVANS, Weijian SHAN and Irene Yun-Lien LEE as directors.

Proposal 6:	to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for the fiscal year ending March 31, 2025 and until the conclusion of the next annual general meeting of the Company.

•	To consider and transact such other business as may properly come before the General Meeting or any adjournment or adjournments thereof.

Further details of the proposals above are set out in the proxy statement.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on July 2, 2024, Hong Kong Time, as the record date of Ordinary Shares (the “Ordinary Shares Record Date”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting and any adjourned meeting thereof or send their proxy forms or voting instructions in advance.

Holders of record of ADSs as of the close of business on July 2, 2024, New York Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

PROXY FORMS, VOTING INSTRUCTIONS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the General Meeting. Please refer to the proxy form, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the ADS Voting Card, which is incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions.

Your vote is important. You are urged to complete, sign, date and return the proxy form to us (for those who hold Ordinary Shares directly), your voting instructions to your brokerage firm, bank or other financial institutions (for those who hold Ordinary Shares indirectly) or your ADS Voting Card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights.

If you hold Ordinary Shares directly, we must receive your duly completed, signed and dated proxy form by no later than 9:00 p.m., Hong Kong Time, on August 20, 2024 to ensure your representation at the General Meeting.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for the relevant voting deadline.

For holders of ADSs, Citibank, N.A. must receive your ADS Voting Card by no later than 10:00 a.m., New York Time, on August 14, 2024 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the General Meeting.

ACCESSING THE VIRTUAL MEETINGS

Holders of Ordinary Shares as of the Ordinary Shares Record Date may attend the General Meeting through accessing the Ordinary Shares Virtual Meeting. Holders of ADSs as of the ADS Record Date may attend the ADS Virtual Meeting. Attendees of the Virtual Meetings may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairman of the meeting.

Ordinary Shares Virtual Meeting

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

Registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares directly) and non-registered holders of Ordinary Shares (i.e., those who hold Ordinary Shares indirectly) can attend, vote and raise questions at the General Meeting through online access by visiting the website – https://meetings.computershare.com/Alibaba2024AGM (the “Online Platform”). By logging in the Online Platform, Shareholders will be able to view a live webcast of the General Meeting, submit questions, and cast vote in real-time. The Company strongly encourages holders of Ordinary Shares to attend, participate and vote at the General Meeting by visiting the Online Platform. The Online Platform will be open for login 30 minutes before the commencement of the General Meeting and can be accessed with Internet connection by a smart phone, tablet device or computer.

Login details for registered holders of Ordinary Shares

Login details to access the Online Platform will be included in the Company’s notification letter dispatched to the registered holders of Ordinary Shares together with this meeting notice and related documents by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited.

Login details for non-registered holders of Ordinary Shares

Non-registered holders of Ordinary Shares who wish to attend and vote at the General Meeting using the Online Platform should:

(1)	contact and instruct their intermediary through which their Ordinary Shares are held to appoint themselves as proxies or corporate representatives to attend the General Meeting; and

(2)	provide their email addresses to their intermediary before the time limit required by the relevant intermediary.

Login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, one day prior to the General Meeting, to the email address of the non-registered holders of Ordinary Shares provided by the intermediary.

Login details for proxies

In the event that any holder of Ordinary Shares appoints any person other than the representatives of the Company as set forth in the proxy form to be their proxy, login details to access the Online Platform will be sent by the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

If shareholders have any enquiries pertaining to the arrangements for the Ordinary Shares Virtual Meeting, or the registration process, please contact the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited as follows:

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre 183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +852 2862 8555

Facsimile: +852 2865 0990

Website: www.computershare.com/hk/contact

Voting

The Online Platform permits a split vote on a resolution. A holder of Ordinary Shares (both registered and non-registered) entitled to more than one vote need not cast all of his/her/its votes or does not have to vote his/her/its shares in the same way. In the case of a proxy, the proxy can vote such number of shares and in a way in respect of which he/she has been appointed as a proxy.

The Company encourages holders of Ordinary Shares to exercise their right to vote at the General Meeting by appointing the representatives of the Company as set forth in the proxy form as their proxy.

Where there are joint registered holders of any Ordinary Share(s), any one of such persons may vote at the General Meeting, either through Online Platform or by proxy, in respect of such Ordinary Share(s) as if he/she is solely entitled to, but if more than one of such joint holders be present at the General Meeting through Online Platform only one device is allowed per login or by proxy. For the avoidance of doubt, holders of Treasury Shares (if any) are not entitled to vote at the General Meeting.

ADS Virtual Meeting

Holders of ADSs will not be able to vote through the ADS Virtual Meeting. Therefore, even if you plan on attending and accessing the ADS Virtual Meeting, please send in your ADS Voting Card in advance.

Holders of ADSs may access the ADS Virtual Meeting at https://www.virtualshareholdermeeting.com/alibaba24. This website will be accessible on or shortly after the date of the proxy statement.

To log into the ADS Virtual Meeting, you will need a unique 16-digit control code, which the holders of ADSs will receive in the mail. With your 16-digit control code, you will be able to submit questions through the ADS Virtual Meeting prior to the meeting and in real-time during the meeting.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at www.alibabagroup.com/en/ir/home, or by contacting Alibaba Group Holding Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, attention: Investor Relations, telephone: +852 2215-5100, e-mail: investor@alibaba-inc.com.

By order of the Board

Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

July 5, 2024

As at the date of this document, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.